

May 7, 2012

<u>Via E-mail</u>
Richard C. Fox
Interim Chief Executive Officer
Eastern World Solutions Inc.
12300 Dundee Court, Suite 203
Houston, Texas 77429

      Re: Eastern World Solutions Inc.
              Form 8-K
              Filed April 2, 2012
              File No. 000-54277

Dear Mr. Fox:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Dietrich A. King for

              Mara L. Ransom
              Assistant Director

cc: Roger Davidson